UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

TIFFANY & CO.

(Name of issuer)

Common Stock, $.01 par value per share

(Title of class of securities)

886547108

(CUSIP number)

December 30, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 886547108	Page 2 of 6 Pages

(1)	Names of reporting persons Qatar Holding LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Citizenship or place of organization Qatar
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 6,595,418
(6) Shared voting power 0
(7) Sole dispositive power 6,595,418
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 6,595,418 (See Item 4 below)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.195%
(12)	Type of reporting person (see instructions) OO

Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Tiffany & Co.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

727 Fifth Avenue New York, NY 10022

Item 2(a).	Name of Person Filing:

Qatar Holding LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Q-Tel Tower, 8th Floor, Diplomatic Area Street, West Bay, P.O. Box 23224, Doha, State of Qatar

Item 2(c).	Citizenship:

Qatar

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value per share

Item 2(e).	CUSIP Number:

886547108

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

6,595,418

(b)	Percent of class: 5.195%

Page 4 of 6 Pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

6,595,418

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

6,595,418

(iv)	Shared power to dispose or to direct the disposition of

0

	September 30,	September 30,	September 30,

This report is being filed by Qatar Holding LLC on behalf of itself and its parent, Qatar Investment Authority, which may be deemed a beneficial owner of the 6,595,418 shares of the issuer beneficially owned by its wholly owned subsidiary, Qatar Holding LLC. Qatar Investment Authority, of Q-Tel Tower, Diplomatic Area Street, West Bay, P.O. Box 23224, Doha, Qatar, is an entity of the State of Qatar.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 5 of 6 Pages

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2012

QATAR HOLDING LLC

By:	/s/ Ian Kellow
Name: Ian Kellow
Title: Head of Compliance